Exhibit 7.05

November 2, 2012

Board of Directors
Trunkbow International Holdings Ltd.

Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road Chaoyang District, Beijing
People’s Republic of China

Dear Sirs:

We, Hou Wanchun, Chairman of the board of directors of Trunkbow International Holdings Ltd. (the “Company”), and Li Qiang, Chief Executive Officer and a director of the Company (collectively, “we”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of the Company’s common stock (the “Shares”) not beneficially owned by us at a price of US$1.46 per Share in cash in a going-private transaction (the “Acquisition”).

We believe that our proposal of US$1.46 per Share in cash will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 24.8% to the Company’s closing price on November 1, 2012, a premium of approximately 48.6% to the volume-weighted average price during the last 30 trading days, and a premium of approximately 49.5% to the volume-weighted average price during the last 90 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Purchase Price. We are prepared to pay for the Shares acquired in the Acquisition at a price of US$1.46 per Share in cash.

2. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We are in preliminary discussions with third party financing sources, including VStone Investment Management Limited. We are confident that we will secure adequate financing to consummate the Acquisition.

3. Due Diligence. Parties providing financing will require an opportunity to conduct customary due diligence on the Company.

4. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) in a timely manner.

5. Confidentiality. We will, as required by law, promptly file a Schedule 13D to disclose this letter. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the board of directors of the Company will evaluate the Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that we do not already own, and that we do not intend to sell our stake in the Company to a third party.

7. Advisors. We have retained Cleary Gottlieb Steen & Hamilton LLP as our legal advisor in connection with the Acquisition.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be upon the terms and conditions as set out in such agreements.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

/s/ Wanchun Hou
/s/ Qiang Li